UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                      (Amendment No. 7)

                         PSICOR, INC.
                       (Name of Issuer)

                 Common Stock, No par value
                 (Title of Class of Securities)

                         744901 10 9
                       (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

All information as of December 31, 1995
1.    Name of reporting person:  Michaael W. Dunaway
      S.S. or I.R.S. Identification No. of Above Person:  ###-##-####

2.    Check Appropriate Box if a member of a group*  (a)  [ ]
                                                     (b)  [ ]

3.    SEC use only

4.    Citizenship or Place of Organization:  United States

Number of       5.   Sole Voting Power
Shares               20,634
Beneficially    6.   Shared Voting Power
Owned by             1,917,526
Each            7.   Sole Dispositive Power
Reporting            20,634
Person With     8.   Shared Dispositive Power
                     1,917,526

9.   Aggregate Amount Beneficially owned by each reporting person:
     1,938,160

10. Check Box if the Aggregate amount in Row (9) excludes certain shares [ ]

11.  Percent of Class Represented by Amount in Row (9):
     44.45%

12.  Type of Reporting Person:  IN

Item 1(a)  Name of Issuer:
           PSICOR, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           16818 Via del Campo Court
           San Diego, California  92127

Item 2(a)  Name of Person Filing:   Michael W. Dunaway

Item 2(b)  Address of Principal Business Office:
           955 S. Andreasen Dr.
           Escondido, California  92029

Item 2(c)  Citizenship:  United States

Item 2(d)  Title of Class of Securities:  Common Stock, No Par Value

Item 2(e)  CUSIP Number:  744901 10 9

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
              Not Applicable

Item 4     Ownership as of December 31, 1995

           (a)  Amount beneficially owned: 1,938,160

           (b)  Percent of class:  44.45%

           (c)  Number of shares as to which Reporting Person has:

                (i)   sole power to vote or to direct the vote:  20,634<F1>
                (ii)  shared power to vote or to direct the vote:
                      1,917,526<F2>
                (iii) sole power to dispose or to direct the disposition of:
                      20,634<F1>
                (iv) shared power to dispose or to direct the disposition of: 1,917,526<F2>

                <F1> Includes 4,971 shares held in the PSICOR, Inc. Employee
                Stock Ownership Plan ("ESOP") by Mr. Dunaway and 1,763 shares held in the ESOP by the spouse of Mr. Dunaway.

                <F2> Mr. Dunaway shares voting and dispositive power with
                respect to 1,917,526 shares held in a revocable living trust for which Mr. Dunaway and his spouse are co-trustees. Mr. Dunaway is a settlor of the trust and has the power to revoke the trust unilaterally.

Item 5      Ownership of Five Percent or Less of a Class.
               Not Applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person.
               Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the
            Parent Holding Company.
               Not Applicable.

Item 8      Identification and Classification of Members of the Group.
               Not Applicable.

Item 9      Notice of Dissolution of Group.
               Not Applicable.

Item 10     Certification.
               Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 16, 1996

                                      /S/ MICHAEL W. DUNAWAY
                                      ----------------------
                                      MICHAEL W. DUNAWAY